Gold is soaring. Historically, this artist’s returns are even higher. Inbox ×

Masterworks <notification@masterworks.com>
to me

Hello Sam,

You may have seen that gold just reached a new all-time high of $3,500 per troy ounce. As a stable haven asset, gold has long served as a hedge for investors’ portfolios thanks to its low correlation with equities.

Contemporary art also moves independently of stock market swings. Cecily Brown—featured in our latest offering—has delivered risk-adjusted returns that stack up against gold and other asset classes.


Cecily Brown vs. Popular Assets
2000-2024
Cecily Brown: 1.26
S&P 500: 0.41
Bonds: 0.44
Gold: 0.58

We valued this painting at $700,000, and now it’s available at a 20.7% discount—just $555,000. We’re passing that savings directly to you.

View offering details here, and view the offering circular below.

Thanks,
The Masterworks Team
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk.

Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

"Sharpe Ratio" indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

For the purposes of this communication, 'contemporary" covers artists born in any country from 1945 to 1974. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*On April 7, 2025, the Painting was appraised by Masterworks at a fair market value of $700,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.8 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. . For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Previous exits are not included in set of similar sales to live Masterworks Offering (Masterworks 488). Amount 'distributed back' represents total liquidation proceeds distributed back to investors, net of all fees, expenses and proceeds reinvested in Masterworks offerings, of the highlighted offerings.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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